Exhibit 99.1

FLY Leasing Reports Fourth Quarter and
 Full Year 2016 Financial Results

Dublin, Ireland, March 9, 2017 – FLY Leasing Limited (NYSE: FLY), a global leader in aircraft leasing, today announced its financial results for the fourth quarter and full year of 2016.

Fourth Quarter 2016 Highlights
•	Net loss of $63.8 million, $1.98 per share, including a non-cash impairment charge of $92 million
•	Adjusted Net Income of $30.6 million, $0.95 per share
•	Sold eight aircraft for gains of $14.8 million
•	Acquired two aircraft

2016 Full Year Highlights
•	Net loss $29.1 million, $0.88 per share
•	Adjusted Net Income of $79.3 million, $2.38 per share
•	Completed $559 million of acquisitions
•	Sold 27 aircraft at a premium to book value
•	Repurchased 3.4 million shares, nearly 10% of shares outstanding

“In 2016 we continued to transform FLY’s fleet, which is now the youngest in the company’s history and among the youngest in the industry, at an average age of 6.2 years,” said Colm Barrington, CEO of FLY. “We sold 27 aircraft during the year – primarily mid-life models – at a premium to book value. We invested in newer equipment, acquiring ten aircraft during the year. In addition, we continued to repurchase shares, buying back a total of 3.4 million shares or approximately ten percent of outstanding shares at the beginning of the year.”

“We entered 2017 with ample liquidity that provides us with the opportunity to grow our portfolio and to continue our share buyback program,” added Barrington. “We set a target of acquiring $750 million of new aircraft in 2017 and have the financial firepower to exceed this level if we find the right opportunities to enhance our portfolio and shareholder value.”

“We are encouraged by the resilience of global air traffic and the continued profitability of the airline sector,” added Barrington. “There is a continuing strong market for leased aircraft, evidenced by the fact that our fleet is fully utilized and that we have no aircraft available for lease until the end of the year.”

Financial Results

FLY is reporting a net loss of $63.8 million or $1.98 per share for the fourth quarter of 2016.  The loss is primarily driven by a $92 million non-cash impairment charge taken on three older, out-of-production wide-body aircraft.  In the fourth quarter of 2015, FLY reported net income of $19.1 million, or $0.47 per share.

The net loss for the year ended December 31, 2016 was $29.1 million, or $0.88 per share, compared to net income of $22.8 million, or $0.52 per share for the year ended December 31, 2015.

Adjusted Net Income

Adjusted Net Income was $30.6 million for the fourth quarter of 2016 compared to $48.3 million in the same period in the previous year.  On a per share basis, Adjusted Net Income was $0.95 per share for the fourth quarter of 2016 and $1.19 per share for the fourth quarter of 2015.  Adjusted Net Income excludes the non-cash impairment charge and other charges not considered core to our operations.

For the year ended December 31, 2016, Adjusted Net Income was $79.3 million, or $2.38 per share compared to $132.0 million, or $3.19 per share for the year ended December 31, 2015.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Asset Impairments

In the fourth quarter of 2016, FLY recorded a non-cash impairment charge of $92 million.  FLY wrote down two 2006 vintage Airbus A340-600s and one 2001 vintage Airbus A330-200 to their current market values.  These aircraft are FLY’s oldest wide-body aircraft and the only aircraft of their type in FLY’s portfolio.  FLY also evaluated the remainder of its fleet on an aircraft-by-aircraft basis for impairment.

Share Repurchases

During the year ended December 31, 2016, FLY repurchased 3.4 million shares for approximately $40 million, or $11.73 per share.  At December 31, 2016, approximately $67 million remains available under the current share repurchase program.  At December 31, 2016, there were 32.3 million shares outstanding.

Financial Position

At December 31, 2016, FLY’s total assets were $3.4 billion, including $2.8 billion of investment in flight equipment. Total cash at December 31, 2016 was $612.1 million, of which $518.0 million was unrestricted.

Total shareholders’ equity per share at December 31, 2016 was $18.39.

Aircraft Portfolio

At December 31, 2016, FLY’s 76 aircraft were on lease to 42 lessees in 27 countries.  The table below does not include 13 aircraft that were held for sale at December 31, 2015 or the two B767 aircraft owned by a joint venture in which FLY has a 57% interest.  There were no aircraft held for sale at December 31, 2016.

Portfolio at	Dec. 31, 2016	Dec 31, 2015
Airbus A319	9	10
Airbus A320	12	14
Airbus A321	3	3
Airbus A330	3	4
Airbus A340	2	3
Boeing 737	38	39
Boeing 757	3	3
Boeing 767	-	1
Boeing 777	2	2
Boeing 787	4	1
Total	76	80

At December 31, 2016, the average age of FLY’s fleet, weighted by the net book value of each aircraft, was 6.2 years. The average remaining lease term, also weighted by net book value, was 6.8 years as of December 31, 2016.  At December 31, 2016, the portfolio of 76 aircraft was generating annualized rents of approximately $325 million.  FLY’s lease utilization factor was 100% for the fourth quarter of 2016 and for the year.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, March 9, 2017.  Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 60244748 or ask an operator for the FLY Leasing earnings call. A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand and fuel-efficient commercial jet aircraft. FLY acquires and leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K.  FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited West Pier Dun Laoghaire Co Dublin, Ireland

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Dec. 31, 2016 (Unaudited)	Three months ended Dec. 31, 2015 (Unaudited)	Year ended Dec. 31, 2016 (Audited)	Year ended Dec. 31, 2015 (Audited)
Revenues
Operating lease revenue	$81,613	$109,584	$313,582	$429,691
Finance lease income	64	299	2,066	299
Equity earnings from unconsolidated subsidiary	126	125	530	1,159
Gain on sale of aircraft	17,506	12,718	27,195	28,959
Interest and other income	1,291	908	1,666	2,289
Total revenues	100,600	123,634	345,039	462,397
Expenses
Depreciation	31,562	35,645	120,452	159,732
Aircraft impairment	92,000	14,268	96,122	66,093
Interest expense	31,774	32,724	123,161	145,448
Net loss on debt modification and extinguishment	4,100	8,116	9,246	17,491
Selling, general and administrative	6,055	7,042	30,077	33,674
Ineffective, dedesignated and terminated derivatives	(252)	(548)	91	4,134
Maintenance and other costs	351	3,228	2,279	7,628
Total expenses	165,590	100,475	381,428	434,200
Net income (loss) before provision for income taxes	(64,990)	23,159	(36,389)	28,197
Provision (benefit) for income taxes	(1,159)	4,014	(7,277)	5,399
Net income (loss)	$(63,831)	$19,145	$(29,112)	$22,798
Weighted average number of shares
- Basic	32,277,965	40,545,100	33,239,001	41,222,690
- Diluted	32,277,965	40,582,169	33,239,001	41,315,149
Earnings (loss) per share
- Basic	$(1.98)	$0.47	$(0.88)	$0.52
- Diluted	$(1.98)	$0.47	$(0.88)	$0.52

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Dec. 31, 2016 (Audited)	Dec. 31, 2015 (Audited)
Assets
Cash and cash equivalents	$517,964	$275,998
Restricted cash and cash equivalents	94,123	174,933
Rent receivables	419	124
Investment in unconsolidated subsidiary	7,700	7,170
Flight equipment held for sale, net	—	237,262
Flight equipment held for operating lease, net	2,693,821	2,585,426
Maintenance rights, net	101,969	94,493
Investment in finance lease, net	15,095	34,878
Fair market value of derivative assets	1,905	241
Deferred tax asset, net	7,445	7,505
Other assets, net	6,568	6,450
Total assets	$3,447,009	$3,424,480
Liabilities
Accounts payable and accrued liabilities	$13,786	$17,548
Rentals received in advance	13,123	14,560
Payable to related parties	5,042	7,170
Security deposits	42,495	48,876
Maintenance payment liability	182,571	194,543
Unsecured borrowings, net	691,390	689,409
Secured borrowings, net	1,831,985	1,695,711
Fair market value of derivative liabilities	13,281	19,327
Deferred tax liability, net	19,847	28,246
Other liabilities	40,254	52,126
Total liabilities	2,853,774	2,767,516
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 32,256,440 and 35,671,400 shares issued and outstanding at December 31, 2016 and 2015, respectively	32	36
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	536,922	577,290
Retained earnings	66,026	95,138
Accumulated other comprehensive loss, net	(9,745)	(15,500)
Total shareholders’ equity	593,235	656,964
Total liabilities and shareholders’ equity	$3,447,009	$3,424,480

FLY Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)
	Year ended Dec. 31, 2016 (Audited)	Year ended Dec. 31, 2015 (Audited)
Cash Flows from Operating Activities
Net income	$(29,112)	$22,798
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiary	(530)	(1,159)
Finance lease income	(2,066)	(299)
Gain on sale of aircraft	(27,195)	(28,959)
Depreciation	120,452	159,732
Aircraft impairment	96,122	66,093
Amortization of debt discounts and issuance costs	9,375	11,922
Amortization of lease incentives	8,898	20,527
Amortization of lease discounts, premiums and other items	388	2,046
Amortization of fair market value adjustments associated with the GAAM acquisition	1,621	3,650
Net loss on debt modification and extinguishment	6,094	13,868
Share-based compensation	—	195
Unrealized foreign exchange gain	(437)	(1,247)
Provision for deferred income taxes	(9,158)	4,919
Unrealized loss on derivative instruments	76	4,134
Security deposits and maintenance payment liability relieved	(3,450)	(48,658)
Security deposits and maintenance payment claims applied towards operating lease revenues	(684)	—
Cash receipts in settlement of maintenance rights	9,513	—
Changes in operating assets and liabilities:
Rent receivables	(1,034)	6,814
Other assets	(1,134)	137
Payable to related parties	(17,163)	(19,407)
Accounts payable, accrued liabilities and other	(10,965)	(2,183)
Net cash flows provided by operating activities	149,611	214,923
Cash Flows from Investing Activities
Investment in unconsolidated subsidiary	—	(2,009)
Rent received from finance lease	2,970	424
Investment in finance lease	—	(33,596)
Purchase of additional aircraft	(552,166)	(567,523)
Proceeds from sale of aircraft	430,867	1,110,046
Payment for aircraft improvement	(2,230)	(8,196)
Lessor contribution to maintenance	(2,712)	(18,609)
Net cash flows provided by (used in) investing activities	(123,271)	480,537

	Year ended Dec. 31, 2016 (Audited)	Year ended Dec. 31, 2015 (Audited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	80,828	(35,794)
Security deposits received	920	13,914
Security deposits returned	(7,438)	(7,788)
Maintenance payment liability receipts	71,514	84,491
Maintenance payment liability disbursements	(10,951)	(38,768)
Swap termination payments, net	(709)	(3,737)
Debt issuance costs	(2,552)	(933)
Proceeds from secured borrowings	572,719	147,276
Repayment of secured borrowings	(448,346)	(791,385)
Repurchase of common shares	(40,257)	(81,432)
Dividends	—	(41,388)
Dividend equivalents	—	(1,054)
Net cash flows provided by (used in) financing activities	215,728	(756,598)
Effect of exchange rate changes on cash and cash equivalents	(102)	(424)
Net increase (decrease) in cash	241,966	(61,562)
Cash at beginning of period	275,998	337,560
Cash at end of period	$517,964	$275,998
Supplemental Disclosure:
Cash paid during the period for:
Interest	$110,351	$132,780
Taxes	460	384
Noncash Activities:
Security deposits applied to maintenance payment liability, rent receivables, rentals received in advance, and other assets	—	3,292
Maintenance payment liability applied to rent receivables and rentals received in advance	—	2,523
Other liabilities applied to maintenance payment liability and rent receivables	2,250	240
Noncash investing activities:
Aircraft improvement	5,245	1,587
Noncash activities in connection with the purchase of aircraft	6,388	19,382
Noncash activities in connection with sale of aircraft	78,722	93,819

FLY Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Dec. 31, 2016 (Unaudited)	Three months ended Dec. 31, 2015 (Unaudited)	Year ended Dec. 31, 2016 (Unaudited)	Year ended Dec. 31, 2015 (Unaudited)
Net income (loss)	$(63,831)	$19,145	$(29,112)	$22,798
Adjustments:
Aircraft impairment	92,000	14,268	96,122	66,093
Amortization of debt discounts and loan issue costs	2,170	2,842	9,375	11,922
Amortization of lease premiums, discounts and other	88	246	388	2,046
Amortization of fair value adjustments recorded in purchase accounting	316	766	1,621	3,650
Net loss on debt modification and extinguishment	4,100	8,116	9,246	17,491
Non-cash share based compensation	—	—	—	195
Professional fees related to restatement	—	—	1,134	—
Unrealized foreign exchange gain	(1,187)	(554)	(437)	(1,247)
Deferred income taxes	(2,854)	4,027	(9,158)	4,919
Ineffective, dedesignated and terminated derivatives	(252)	(548)	91	4,134
Adjusted Net Income	$30,550	$48,308	$79,270	$132,001
Average Shareholders’ Equity	$620,937	$689,869	$632,818	$721,715
Adjusted Return on Equity	19.7%	28.0%	12.5%	18.3%

Weighted average diluted shares outstanding	32,277,965	40,582,169	33,239,001	41,315,149
Adjusted Net Income per share	$0.95	$1.19	$2.38	$3.19

FLY defines Adjusted Net Income as net income plus or minus (i) non-cash impairment charges; (ii) non-cash amortization of debt discounts, loan issuance costs, lease premiums and discounts, and other items; (iii) adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting; (iv) net losses from debt modification and extinguishment; (v) non-cash share-based compensation; (vi) legal and accounting expenses related to the restatement of our financial statements in 2016; (vii) unrealized foreign exchange gains; (viii) deferred income taxes; (ix) the ineffective portion and charges associated with cash flow hedges.  The adjustments included within Adjusted Net Income are primarily non-cash items, one-time or non-recurring items that are not expected to continue in the future, and certain other items that we consider unrelated to the ongoing performance of our operations. Adjusted return on equity is calculated by dividing Adjusted Net Income by the average shareholders’ equity for the periods presented.  For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period.  Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash, one-time or non-recurring items that are not expected to continue in the future, and certain other items that are not indicative of our overall operating trends.  In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors.  These measures should be considered in addition to, and not as a substitute for net income or other financial measures determined in accordance with Accounting Principles Generally Accepted in the United States. FLY’s definitions may be different than those used by other companies.